SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            WINLAND ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     974241
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 2, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 585052103                                            Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Steven N. Bronson
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*


--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               205,408
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        233,620
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      233,620
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      8.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

            Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson, with respect to the shares of common stock (the "Common Stock") of Winland Electronics, Inc., a Minnesota corporation ("Issuer"), remains in full force and effect.

Item 2. Identity and Background

            (a) This Amendment to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is President of Catalyst Financial Corp. ("Catalyst"), a broker-dealer registered under the Act.

            (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has Mr. Bronson been or is now or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            This amendment relates to the sale of an aggregate of 42,000 shares of the Issuer's common stock commencing on July 22, 1998 and ending on September 4, 1998.

Item 5. Interest in Securities of the Issuer

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 233,620 shares of Common Stock, representing approximately 8.2% of the total shares of Common Stock deemed outstanding, such shares include 205,408 shares held of record and purchased by Mr. Bronson, and 28,212 shares issuable upon exercise of warrants and with respect to which Mr. Bronson may be deemed to have sole dispositive power.

            The foregoing shares do not include any shares of Common Stock held of record in the trading account of Catalyst.

                                                               Page 4 of 4 Pages

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

            (e) Not Applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: December 28, 1998                 /s/ STEVEN N. BRONSON
                                            ------------------------------------
                                            Steven N. Bronson